FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
December 2nd, 2020

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 001-15094

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press Release

MTS Completes 2020 Buyback Program

December 2, 2020

MOSCOW, Russia — Mobile TeleSystems PJSC (“MTS” or “the Company” - NYSE:MBT; MOEX:MTSS), Russia’s largest mobile operator and a leading provider of media and digital services, announces that the Company has completed the share repurchase plan (the “Repurchase Plan”) announced on March 31, 2020.

Subsequent to the earlier periodic buyback notice of November 27, 2020, the Company completed the following transactions, which conclude the Repurchase Plan:

•	The acquisition by Bastion LLC, the Company's wholly-owned subsidiary, of 50,900 MTS shares of Common Stock (including shares of Common Stock represented by ADSs) representing 0.003% of share capital issued by MTS.

•	The purchase of 3,222,550 shares of Common Stock (including shares of Common Stock represented by ADSs) for RUB 1,023 million by Bastion LLC from Sistema Finance S.A. (“Sistema Finance”), a Luxembourg-based subsidiary of the Company’s majority shareholder Sistema PJSFC. The shares represent 0.1613% of share capital issued by MTS.

Since the launch of the Repurchase Plan on March 31, 2020, Bastion LLC has acquired 45,501,316 shares of Common Stock (including shares of Common Stock represented by ADSs) representing 2.28% of share capital issued by MTS. This includes 22,758,872 shares of Common Stock (including shares of Common Stock represented by ADSs) acquired from Sistema Finance under a sale and purchase agreement concluded prior to the launch of the Repurchase Plan.

The shares from Sistema Finance S.A. were acquired under a sale and purchase agreement concluded prior to the launch of MTS’s Repurchase Plan under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. The agreement provides for the sale by Sistema Finance to Bastion LLC of a number of shares (including ADSs) proportionate to the number of the Company’s shares purchased under the Repurchase Plan in each reporting month at the average price per share calculated for a relevant month such that Sistema’s (together with its affiliates exclusive of the Company and its subsidiaries) aggregate percentage ownership and voting power in the Company after the Repurchase Plan will be substantially equal to Sistema’s and such affiliates’ ownership as at the date of the commencement of the Repurchase Plan.

Under Russian legislation, MTS is required to disclose any shares acquired by the Company or any of its subsidiaries. MTS will fully disclose the aggregate number of shares acquired during the period, what this represents in MTS’s share capital, as well as price paid, during its next quarterly disclosure.

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For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

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Mobile TeleSystems PJSC (“MTS” - NYSE: MBT; MOEX: MTSS), Russia’s leading mobile connectivity and digital services provider, offers a range of mobile, fixed-line, and digital services. We serve over 80 million mobile subscribers in Russia, Armenia, and Belarus, and about 9 million customers in Russia of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. MTS maintains its leadership in the Russian mobile market in terms of revenue and profitability. MTS is majority-owned by Sistema PJSFC. Since 2000, MTS shares have been listed on the New York Stock Exchange and since 2003 - on the Moscow Exchange. For more information, please visit: www.ir.mts.ru.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Alexey Kornya
	Name:	Alexey Kornya
	Title:	CEO

Date: December 2nd, 2020